UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. 53)*




                           WINNEBAGO INDUSTRIES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.50 PAR VALUE
                         (Title of Class of Securities)

                                    974637100
                                 (CUSIP Number)

                             WILLIAM M. LIBIT, ESQ.
                             CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60603
                                 (312) 845-2981
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 10, 2006
                          (Date of Event which Requires
                            Filing of This Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 974637100
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(1)      Names of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Person

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         Hanson Capital Partners, L.L.C.  I.R.S. Identification No. 52-2286575
         John V. Hanson          SS# ###-##-####
         Mary Joan Boman         SS# ###-##-####
         Paul D. Hanson          SS# ###-##-####


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(2)      Check the Appropriate Box if a Member of a Group        (a)     [x]
         (See Instructions)                                      (b)     [ ]


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(3)      SEC Use Only


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(4)      Source of Funds

         Not applicable.


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(5)      Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                           [ ]


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(6)      Citizenship or Place of Organization

         Hanson Capital Partners, L.L.C. is a Delaware limited liability company.

         John V. Hanson, Mary Joan Boman and Paul D. Hanson are United States citizens.


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CUSIP No. 974637100                                                       Page 2
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                ----------------------------------------------------------------
                (7)      Sole Voting Power
                         Hanson Capital
                            Partners, L.L.C.     1,503,012 shares (4.8%)
                         John V. Hanson          48,260 (includes 200 shares
                                                 owned by wife and 48,000 shares
                                                 which John V. Hanson has
                                                 a right to acquire)*
                         Mary Joan Boman         92,957 (includes 50,852 shares
                                                 owned by husband, Gerald E.
                                                 Boman, and 19,000 shares which
                                                 Gerald E. Boman has the right
                                                 to acquire)*
                         Paul D. Hanson          320 shares*
                         *less than 1.0 percent.
 NUMBER OF
   SHARES       ----------------------------------------------------------------
BENEFICIALLY    (8)      Shared Voting Power
 OWNED BY
   EACH                          Not Applicable.
 REPORTING
  PERSON        ----------------------------------------------------------------
   WITH         (9)      Sole Dispositive Power
                         Hanson Capital
                            Partners, L.L.C.     1,503,012 shares (4.8%)
                         John V. Hanson          48,260 (includes 200 shares
                                                 owned by wife and 48,000 shares
                                                 which John V. Hanson has a
                                                 right to acquire)*
                         Mary Joan Boman         92,957 (includes 50,852 shares
                                                 owned by husband, Gerald E.
                                                 Boman, and 19,000 shares
                                                 which Gerald E. Boman has
                                                 the right to acquire)*
                         Paul D. Hanson          320 shares*
                         *less than 1.0 percent.

                ----------------------------------------------------------------
                (10)     Shared Dispositive Power

                         See (9) above.


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CUSIP No. 974637100                                                       Page 3
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(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         See (7) and (9) above.


(12)     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)                                          [ ]


(13)     Percent of Class Represented by Amount in Row (11)

         See (7) and (9) above.


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(14)     Type of Reporting Person (See Instructions)

         Hanson Capital Partners, L.L.C., CO.

         John V. Hanson, IN; Mary Joan Boman, IN; Paul D. Hanson, IN


ITEM 1.  SECURITY AND ISSUER

     The class of securities to which this statement relates is Common Stock, $.50 par value (the "COMMON STOCK"), of Winnebago Industries, Inc. ("WINNEBAGO"), an Iowa corporation. The address of Winnebago's principal executive offices is P.O. Box 152, Forest City, Iowa 50436.


ITEM 2.  IDENTITY AND BACKGROUND

     This statement is being filed by Hanson Capital Partners, L.L.C., John V. Hanson, Mary Joan Boman and Paul D. Hanson. Hanson Capital Partners, L.L.C. ("HCP") is a Delaware limited liability company which is currently comprised of the Luise V. Hanson Qualified Terminable Interest Property Marital Deduction Trust (the "QTIP TRUST"), the Luise V. Hanson Revocable Trust dated September 22, 1984 (the "REVOCABLE TRUST") and John V. Hanson, Mary Joan Boman and Paul D. Hanson, each in their individual capacity. John V. Hanson, Mary Joan Boman and Paul D. Hanson are the Managing Members of HCP. The business address for HCP is c/o Mr. John V. Hanson, 6400 SE Inlet Way, Stuart, Florida 34996. The business address for the QTIP Trust is c/o Bessemer Trust, 222 Royal Palm Way, Palm Beach, Florida 33480. The business address for the Revocable Trust is c/o Mr. John V. Hanson, 6400 SE Inlet Way, Stuart, Florida 34996. The general purpose of HCP is to provide a business structure for the members of the family of Luise V. Hanson and trusts to enable them to pool and invest assets under consolidated ownership and management. Mr. John V. Hanson is retired and his residence address is 6400 SE Inlet Way, Stuart, Florida 34996. Mrs. Mary Joan Boman is retired and her residence address is 743 S.W. Thornhill Lane, Palm City, Florida 34990. Mr. Paul D. Hanson is retired and his residence address is 757 S.E. 17th Street, PMB - 332, Ft. Lauderdale, Florida 33316.


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CUSIP No. 974637100                                                       Page 4
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     John V. Hanson, Mary Joan Boman, Paul D. Hanson and Bessemer Trust Company,
N.A. are co-trustees under the Revocable Trust which has a 64.6% membership interest in HCP. John V. Hanson, Mary Joan Boman, Paul D. Hanson and Bessemer Trust Company, N.A. are co-trustees under the QTIP Trust which has a 34.8% membership interest in HCP. John V. Hanson, Mary Joan Boman and Paul D. Hanson each have, in their individual capacity, a .2% membership interest in HCP.

     None of HCP, John V. Hanson, Mary Joan Boman and Paul D. Hanson has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, none of HCP, John V. Hanson, Mary Joan Boman and Paul D. Hanson has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any of the foregoing being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

     John V. Hanson, Mary Joan Boman and Paul D. Hanson are United States citizens.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     NOT APPLICABLE. This amendment is being filed to report a change in the direct and indirect beneficial ownership by HCP of an aggregate of 150,000 shares of Common Stock as a result of the sale by HCP on November 9, 2006 of 150,000 shares of Common Stock through a broker. Reference is made to Item 4 for a description of the transactions.


ITEM 4.  PURPOSE OF TRANSACTION

     On November 9, 2006, HCP sold 150,000 shares of Common Stock through a broker for an approximate purchase price of $5,002,800 or an average price per share of $33.3520.

     The QTIP Trust, the Revocable Trust and John V. Hanson, Mary Joan Boman and Paul D. Hanson, each in their individual capacity, are the only members of HCP.

     The undersigned do not presently have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of Winnebago, or the disposition of securities of Winnebago, other than the acquisition or disposition of membership or economic interests in HCP or the disposition by HCP of Winnebago Common Stock in accordance with a Rule 10b5-1 Trading Plan that HCP entered into with Bessemer Trust Company of Florida on November 9, 2006 (the "TRADING PLAN") and after termination of such Plan from time to time when believed to be in the best interests of HCP's members;


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CUSIP No. 974637100                                                       Page 5
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(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Winnebago or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of Winnebago or any of its subsidiaries;

(d) Any change in the present board of directors or management of Winnebago, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of Winnebago;

(f)  Any other material change in Winnebago's business or corporate structure;

(g) Changes in Winnebago's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Winnebago by any person;

(h) Causing a class of securities of Winnebago to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of Winnebago becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) HCP is the beneficial owner of 1,503,012 shares of Common Stock, which represent approximately 4.8% of Winnebago's issued and outstanding Common Stock. The Revocable Trust, of which John V. Hanson, Mary Joan Boman and Paul D. Hanson (each an "INDIVIDUAL TRUSTEE" and collectively, the "INDIVIDUAL TRUSTEES") and Bessemer Trust Company (the "CORPORATE TRUSTEE") are co-trustees, is a member of HCP and has a 64.6% membership interest in HCP.

(b) By virtue of the Revocable Trust's 64.6% membership interest in HCP, a majority of the Individual Trustees together with the Corporate Trustee have sole voting power with respect to 1,503,012 shares of Common Stock of which HCP is the beneficial owner. A majority of the Individual Trustees together with the Corporate Trustee have sole dispositive power with respect to the 1,503,012 shares of Common Stock of which HCP is the beneficial owner, except that disposition of all or substantially all of those shares requires the unanimous approval of all members of HCP.

CUSIP No. 974637100                                                       Page 6
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(c)  Except for the transactions described in Item 4 and the sale of an aggregate of 350,000 shares of Common Stock by HCP during the period from November 6, 2006 through November 8, 2006, as reported on Schedule 13D (Amendment No. 52), none of HCP, John V. Hanson, Mary Joan Boman or Paul D. Hanson has had any transactions in Common Stock during the past 60 days.

(d)  Not applicable.

(e) As of November 10, 2006, HCP ceased to be the beneficial owner of more than five percent of Common Stock.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Hanson Capital Partners L.L.C. Limited Liability Company Agreement provides that members of HCP shall manage HCP and any action taken by the members under such Agreement requires the consent of members representing a majority of the member percentage interests, except that certain actions, such as the disposition of all or substantially all of HCP's assets, requires the unanimous approval of all members of HCP.

     On November 9, 2006, HCP entered into the Trading Plan with Bessemer Trust Company. Not prior to November 14, 2006, HCP intends to sell up to 500,000 shares of Common Stock at a minimum price of $33.00 per share pursuant to the Trading Plan. The Trading Plan terminates on June 30, 2007, unless terminated earlier in accordance with its terms. HCP entered into the Trading Plan as a continuing part of its investment portfolio diversification plan.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.



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CUSIP No. 974637100                                                       Page 7
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            HANSON CAPITAL PARTNERS, L.L.C.


     November 13, 2006                     /s/ John V. Hanson
-------------------------------------      -------------------------------------
         (Date)                            John V. Hanson, as Managing Director



     November 13, 2006                      /s/ Mary Joan Boman
-------------------------------------      -------------------------------------
         (Date)                            Mary Joan Boman, as Managing Director


     November 13, 2006                     /s/ Paul D. Hanson
-------------------------------------      -------------------------------------
         (Date)                            Paul D. Hanson, as Managing Director



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CUSIP No. 974637100                                                       Page 8
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     November 13, 2006                     /s/ Mary Joan Boman
-------------------------------------      -------------------------------------
         (Date)                                      Mary Joan Boman




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CUSIP No. 974637100                                                       Page 9
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     November 13, 2006                     /s/ John V. Hanson
-------------------------------------      -------------------------------------
           (Date)                                    John V. Hanson


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CUSIP No. 974637100                                                      Page 10
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      November 13, 2006                    /s/ Paul D. Hanson
-------------------------------------      -------------------------------------
           (Date)                                    Paul D. Hanson